SOUND Foods, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SOUND Foods, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 29, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	323,714
Inventory	33,967
Total Current Assets	357,681
Non-current Assets	
Furniture & Fixtures and Equipment, net of Accumulated Depreciation	791,390
Intangible Assets: Patents, Copyrights, Trademarks and Websites, net of Accumulated Amortization	1,100,018
Total Non-Current Assets	1,891,408
TOTAL ASSETS	2,249,089
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	26,265
Total Current Liabilities	26,265
Long-term Liabilities	
Convertible Notes	1,000,000
Convertible Note - Related Party	2,020,000
Accrued Interest - Convertible Notes	59,974
Due to Related Party	86,171
Total Long-Term Liabilities	3,166,145
TOTAL LIABILITIES	3,192,410
EQUITY	
Accumulated Deficit	(943,321)
Total Equity	(943,321)
TOTAL LIABILITIES AND EQUITY	2,249,089

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	6,240
General and Administrative	496,182
Legal and Professional	168,700
Rent and Lease	18,905
Depreciation	72,125
Amortization	122,224
Total Operating Expenses	884,376
Operating Income (loss)	(884,376)
Other Income	
Interest Income	-
Other	1,705
Total Other Income	1,705
Other Expense	
Interest Expense	59,974
Other	675
Total Other Expense	60,650
Net Income (loss)	(943,321)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/7/2022 (Inception)	8,075,000	-	-	-	-
Issuance of Common Stock	973,750	-	-	-	-
Forfeiture of Common Stock	(190,000)	-	-	-	-
Net Income (Loss)	-	-	-	(943,321)	(943,321)
Ending Balance 12/31/2022	8,858,750	-	-	(943,321)	(943,321)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(943,321)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	72,125
Amortization	122,224
Accounts Payable	26,265
Inventory	(33,967)
Accrued Interest - Convertible Notes	59,974
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	246,621
Net Cash provided by (used in) Operating Activities	(696,700)
INVESTING ACTIVITIES	
Equipment	(65,758)
Net Cash provided by (used by) Investing Activities	(65,758)
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	
Convertible Note Proceeds	1,000,000
Due to Related Party	86,171
Net Cash provided by (used in) Financing Activities	1,086,171
Cash at the beginning of period	-
Net Cash increase (decrease) for period	323,714
Cash at end of period	323,714
SUPPLEMENTAL CASH FLOW INFORMATION	
Noncash investing activity:	
Fixed assets acquired for liabilities assumed	(797,758)
Intangible assets acquired for liabilities assumed	(1,222,242)

SOUND Foods, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SOUND Foods, Inc. ("the Company") was formed in Delaware on January 7th, 2022. The Company plans to earn revenue by manufacturing and selling energy bars. The Company's headquartered in Los Angeles, CA and the Company's will be located in the US and overseas.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. An entity with common ownership and management, named SOUND Nutrition, Inc., has discontinued its business operations and assigned all property and assets into an Assignment for the Benefit or Creditors (ABC) entity as of December 31, 2021 (please see "Note 3" for further details).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

The Company's management estimated that $797,758 of the total consideration provided pursuant to the acquisition of certain property from SOUND Nutrition, Inc. was to be allocated towards these fixed assets (please see "Note 3" for further details). A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Furniture & Fixtures	5	40,000	(8,000)	-	32,000
Equipment	12	823,516	(64,125)	-	759,390
Grand Total	**-**	**863,516**	**(72,125)**	**-**	**791,390**

Intangible Assets

The Company's intangible assets consist of patents, copyrights, trademarks, and websites. The Company's management estimated that $1,222,242 of the total consideration provided pursuant to the acquisition of certain property from SOUND Nutrition, Inc. was to be allocated towards these intangible assets (please see "Note 3" for further details). Management estimated these assets contain a remaining useful life of 10 years. The total ending balance of these assets was $1,100,018 as of December 31, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

See Note 6.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

In October 2021, SOUND Nutrition, Inc. discontinued its operations and entered a legal process called the Assignment for the Benefit of Creditors (ABC) whereby SOUND Nutrition, Inc. assigned its assets to a 3rd party entity (“the Assignee”) that is managed by an unrelated professional company that then runs an auction process of the subject company’s assets. After this professional company managed a broad nationwide marketing process, a Trust entity (“the Trust”) was able to bid on and subsequently acquired a portion of the tangible and intangible assets from the Assignee for the sum of $75,000 and the assumption of a portion of the liabilities equaling a convertible promissory note with the principal balance of $2,020,000. The Trust then formed the Company (SOUND Foods, Inc.) in January 2022, and assigned the assets and promissory note to the Company in May 2022. The Investment Trustee of the Trust was appointed the CEO of the Company and contributed funds to start up its operations.

Pursuant to the assignment of certain tangible and intangible assets mentioned above, the Company assumed a convertible promissory note in May 2022 from the Trust for a principal balance of $2,020,000 that bears an interest rate of 3%. Upon the earlier of (i) a qualified financing event with total proceeds of not less than $1M, or (ii) the third

anniversary of this note, the Company shall begin to repay the outstanding principal balance and any unpaid accrued interest at a rate of $20,000 per month. If the Company completes its qualified financing event with total proceeds of not less than $2M, then the repayment rate shall increase to $25,000 per month. Upon such occurrence of a qualified financing event with total proceeds of not less than $2M, the holder shall have the option to convert this note into the same class and series of equity securities sold during the financing event at a number equal to the outstanding principal balance and any unpaid accrued interest divided by the lesser of (i) the price-per-share for equity securities sold multiplied by 80%, and (ii) the quotient resulting from dividing a Valuation Cap of $10M by the Company's capitalization, whichever results in a greater number of equity securities. Upon the occurrence of a change of control event, the Company shall either repay the holder the outstanding principal balance and any unpaid accrued interest, or at the demand of the holder, convert the note into shares of the Company's Common Stock in the same manner as described above involving a Valuation Cap of $10M. No such events have occurred as of December 31, 2022.

Throughout 2022, the Trust mentioned above advanced funds in the total amount of $107,913 for the purposes of funding the Company's operations. This payable bears no interest rate, no security interest, and is due upon demand. The ending balance of this payable was $86,171 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company; however, the Company's CEO has been named in a pending lawsuit in which he is implicated as the CEO of SOUND Nutrition, Inc. Further, the Company is currently complying with all relevant laws and regulations.

Although the Company is not directly involved in the lawsuit detailed in Note 7, in the event that the Company's related parties do not prevail, the Company may face the possibility of certain machines being repossessed. Management affirms that the Company possesses additional equipment not subject to the suit, ensuring its capability to meet all production requirements.

Please see "Note 7" regarding an active litigation related to the Company's tangible assets which involve related parties.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 4%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2024. Upon the occurrence of a qualified financing event whereby the Company sells equity securities with proceeds of not less than $1M, these notes shall convert into the same class and series of equity securities sold during the financing event at a number equal to the outstanding principal and any unpaid accrued interest divided by the lesser of (i) the price-per-share for equity securities sold multiplied by a Discount Rate of 80%, and (ii) the quotient resulting from dividing a Valuation Cap of $11.5M by the Company's capitalization, whichever results in a greater number of equity securities. Upon the occurrence of a change of control event, the Company shall either repay each holder the outstanding principal balance and any unpaid accrued interest, or at the demand of the holder, convert the note into shares of the Company's Common Stock in the same manner as described above involving a Valuation Cap of $11.5M. No such events have occurred as of December 31, 2022.

Please see "Note 3" regarding a convertible note and a payable involving a related party.

Debt Summary

				For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Convertible Notes	3,020,000	3% - 4%	2024 - 2034	-	3,020,000	3,020,000	59,974
Due to Related Party	86,171	N/A	On Demand	86,171	-	86,171	-
Total				**86,171**	**3,020,000**	**3,106,171**	**59,974**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	86,171
2024	1,000,000
2025	120,652
2026	185,557
2027	191,201
Thereafter	1,522,590

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. A total of 8,858,750 shares were issued and outstanding as of December 31, 2022.

In 2022, a total of 973,750 shares the Company sold were subject to a Repurchase Option that shall vest at the following rate: 1/4th on the one-year anniversary of issuance, followed by 36-equal monthly installments until fully vested. Due to the departure of certain individuals, a total of 190,000 shares were forfeited as of December 31, 2022.

Voting: Common Shareholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 29, 2023, the date these financial statements were available to be issued.

Throughout 2023, the Company entered into additional convertible note agreements with a total principal balance of $400,000. The interest on the notes was 4%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2025. Upon the occurrence of either a qualified financing or change of control event, these notes provide the holders the same rights and methods of repayment or conversion as those notes disclosed under "Note 5"; however, these notes involve Discount Rates of 80% and Valuation Caps of $25M.

The Company is not a party to any litigation. Don Dillon, the CEO/Founder of Sound Foods, and Sound Nutrition, Inc., are defendants in litigation relating to tangible assets that Sound Foods uses in its operations. Mr. Dillon and Sound Nutrition deny the allegations against them and intend to vigorously defend that lawsuit. That lawsuit is captioned Creative Resonance, Inc. v. Sound Nutrition, Inc., et al. and has been designated Los Angeles Superior Court Case No. 21STCV40546.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these

efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.